**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70278

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BUCK HR SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 LEXINGTON AVE STE 2220
(No. and Street)

NEW YORK	**NY**	**10170**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KARL W LOHWATER	(757) 525-0990	KWL@LOHWATER.LAW
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS STE 800	LOS ANGELES	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, KARL W LOHWATER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BUCK HR SECURITIES LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JESSICA DANIELLE COX
NOTARY PUBLIC
REGISTRATION # 7618392
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
SEPTEMBER 30, 2026

Notary Public

Signature: Karl W Lohwater

Title:
CHIEF FINANCIAL OFFICER

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



BUCK HR SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17a-5(d) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2023

(FOR PUBLIC DISCLOSURE)

This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

BUCK HR SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Notes to the Financial Statement   3-7

DCPA

PUBLIC

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To those Charged with Governance and the Member of Buck HR Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Buck HR Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
January 18, 2024

Buck HR Securities LLC
Notes to Financial Statements
December 31, 2023

1.   Organization and Nature of Business

Buck HR Securities LLC (Firm) is a Delaware limited liability company formed on November 16, 2018. The Firm is a registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm obtained its FINRA membership and approval to begin its securities business on July 30, 2020. The Firm is an indirect wholly-owned subsidiary of Arthur J. Gallagher & Co. ("AJG"), a global insurance brokerage, risk management, and consulting services firm.

The Firm is engaged in a single line of business as a securities broker-dealer with a single class of services. The activities of the Firm comprise placing variable life insurance products and collecting commissions and concessions for such placements. The Firm places variable life insurance primarily for actuarial and employee benefit consulting clients of its sister company, Buck Global, LLC, or for employee benefits plans established and maintained by such clients of Buck Global, LLC.

On April 3, 2023, AJG acquired Buck Global, LLC and the Firm from H.I.G. Middle Market LBO Fund II, L.P., a large private equity fund, which acquisition was accomplished by AJG acquiring all of the partnership interests of BCHR Holdings, L.P., which owns all of the stock of BCHR US Acquisitions, Inc. ("Parent"), which is the parent company of both Buck Global, LLC and the Firm.

2.   Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements include the accounts of the Firm only.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Buck HR Securities LLC
Statement of Financial Condition
At December 31, 2023

Assets

Cash	$174,930
Accounts Receivable	8,554
Deposits	2,332
Prepaid Insurance & Expenses	396
Total Assets	$186,212

Liabilities and Member's Equity

Liabilities

Due to Affiliate	$93,126
Accounts Payable & Accrued Liabilities	12,153
Total Liabilities	105,279
Member's Equity	$80,933
Total Liabilities and Member's Equity	$186,212

The accompanying notes are an integral part of this financial statement.

Buck HR Securities LLC
Notes to Financial Statements
December 31, 2023

2.   Significant Accounting Policies (Continued)

Income Taxes

The Firm is a disregarded entity for Federal income tax purposes. Income, expense, gain, loss, and credits arising from the Firm's business are included on the consolidated Federal income tax return of the Firm's Parent.

The Firm applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Firm was not required to recognize any amounts from uncertain tax positions as of December 31, 2023. The Firm's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Firm will reflect such amounts in tax expense and income tax payable.

Cash and Cash Equivalents

The Firm's cash account is maintained at a bank and is fully insured up to $250,000 by the Federal Deposit Insurance Corporation. There are times when the cash balance may exceed $250,000. Management of the Firm regularly monitors the financial condition of the Bank. The Firm did not have any cash equivalents for the year ended December 31, 2023.

Leases

The Firm follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ACS Topic 842"). The Firm has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Firm accounts for existing operating leases as operating leases under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2023) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

2.   Significant Accounting Policies (Continued)

The Firm defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Firm did not have any operating lease agreements for the year ended December 31, 2023 (*see* Note 6, below).

3.   Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes commission and concession income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a moment in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Firm's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and Concessions

The Firm places variable life insurance and variable annuities for its customers and collects commissions and concessions for such placements. Each time the Firm places a variable life insurance or variable annuity, the Firm is entitled to a commission or concession. Commissions and concessions and related expenses are recorded on the trade date (the date that the Firm places the variable life insurance or variable annuity product with an insurance company). The Firm believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or insurance contract is identified, the pricing is agreed upon, and the risks and rewards of ownership of the financial instrument or insurance contracts has been transferred to the customer.

The Firm had accounts receivable of $8,554 at December 31, 2023.

4.   Concentration of Credit Risk

For the year ended December 31, 2023, one customer accounted for approximately 80 percent of revenue earned by the Firm, and the same customer represents all of the accounts receivable at December 31, 2023.

5.   Commitments and Contingencies

In the normal course of its operations, the Firm enters into contracts and agreements that contain indemnifications and warranties. The Firm's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Firm that have not yet occurred. However, the Firm has not had any claims or losses pursuant to these contracts for the year ended December 31, 2023, and expects the risk of loss to be remote.

5.   Commitments and Contingencies (Continued)

The Firm had not been named as a defendant in any litigation or arbitration at December 31, 2023.

There are no other material commitments or contingencies. However, the nature of the Firm's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Firm could have an adverse impact on the financial condition, results of operations, or cash flows of the Firm.

The Firm had no contingent liabilities as of December 31, 2023. The Firm has no obligations under operating leases at December 31, 2023. The Firm obtains its office facilities and services pursuant to its Expense Sharing Agreement with Buck Global, LLC (*see* Note 6, below).

6.   Related Parties

The Firm has entered into an Expense Sharing Agreement with its sister company, Buck Global, LLC, pursuant to which Buck Global, LLC provides professional and administrative staff and office facilities and services to the Firm. The Firm pays Buck Global, LLC a percentage of its salary and overhead charges for benefits and office facilities and services for each employee secunded on a part-time basis to the Firm; the percentage is determined by an estimate of the percentage of time each secunded employee devotes to the Firm's business. The Expense Sharing Agreement with Buck Global, LLC may be terminated by the Firm at the end of the initial one-year term or any one-year renewal.

The Firm's only indebtedness at December 31, 2023, includes due to affiliates of $93,126, which is an intercompany payable due on demand at no interest, and other accounts payable and accrued liabilities of $12,153 that are not owed to related parties.

7.   Member's Equity

The Firm has only one class of membership interests (the limited liability company analogue of partnership interests) outstanding, and all such membership interests have the same rights. All of the Firm's membership interests are held by BCHR US Acquisitions, Inc.

Buck HR Securities LLC
Notes to Financial Statements
December 31, 2023

8.   Net Capital Requirements

The Firm is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Firm had net capital of $76,067, which was $69,048 in excess of its required net capital of $7,019. The Firm's net capital ratio (aggregate indebtedness to net capital) was 1.38:1.

The Parent and the Firm entered into two agreements in 2023 pursuant to which the Parent forgave amounts payable from the Firm to the Parent of $64,332 and $55,764 as of March 31, 2023, and December 31, 2023, respectively. Such amounts were deemed capital contributions to the Firm totaling $120,096.

As an SEC-registered and FINRA-member broker-dealer, the Firm must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). It is the intention of the Parent to continue to operate the Firm for the 12-month period from the date that these financial statements were issued and contribute the necessary capital to the Firm to maintain its operations, fund its ongoing expenses, and satisfy its net capital requirements under the SEC Uniform Net Capital Rule.

9.   Subsequent Events

The Firm has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Firm has determined that there were no events which took place that would have a material impact on its financial statements.